FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2010

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

São Paulo, Brazil, July 27, 2010 – Grupo Pão de Açúcar – (BM&FBOVESPA: PCAR5; NYSE: CBD) announces its results for the 2nd quarter of 2010 (2Q10). The Company’s operating and financial information was prepared in accordance with the accounting practices adopted in Brazil and the Brazilian Corporate Law, and is presented in Brazilian Reais, as follows: (i) on a consolidated basis, which includes the full operating and financial results of Sendas Distribuidora and Assaí Atacadista and, as of the third quarter of 2009, Globex Utilidades S.A.; and (ii) on a comparable basis, which entirely excludes the operating and financial results of Globex Utilidades S.A., pursuant to current corporate law (Law 6404). All comparisons are with the second quarter of 2009 (2Q09), except where stated otherwise.

In 2Q10, gross sales totaled R$7,815.4 million and EBITDA totaled R$394.9 million on a consolidated basis

[Consolidated comments – including Globex]		•	The consolidated result of FIC – Financeira Itaú CBD, expressed through equity income, amounted to R$14.6 million in the quarter.
•	GPA’s consolidated gross sales totaled R$7,815.4 million in 2Q10, 38.5% up on 2Q09, while net sales came to R$6,977.9 million, up by 39.4%.
•	Globex’s gross sales came to R$1,528.2 million, 55.8% up on the same period in 2009, while net sales grew by 71.6% to R$1,336.0 million.	•

Consolidated net income totaled R$62.3 million, jeopardized by the non-recurring impact of adherence to the tax installment payment in the amount of R$40.8 million, net of taxes, giving an adjusted net income of R$103.1 million.

•	Consolidated EBITDA reached R$394.9 million, a 14.4% year-on-year improvement, accompanied by an EBITDA margin of 5.7%.

Also in 2Q10, gross and net sales grew by 11.5% and 12.7%, respectively, on a comparable basis

[Comparable-basis comments – excluding Globex]

•	Gross sales totaled R$6,287.3 million in 2Q10, while net sales came to R$5,641.9 million, respective year-on-year growth of 11.5% and 12.7%.	•	EBITDA stood at R$359.7 million in absolute terms, a 4.2% improvement over 2Q09, with an EBITDA margin of 6.4%.

•	In same-store* terms, gross sales moved up by 9.9%, or 4.6% when deflated by the General IPCA consumer price index.	•	Assaí’s EBITDA came to R$22.8 million, with a margin of 3.4%.
•

Net income totaled R$82.5 million in the quarter, with a net margin of 1.5%, impacted by non-recurring tax installment payments. Excluding these effects, adjusted net income came to R$127.0 million, with a margin of 2.3%.

•	Gross profit came to R$1,398.2 million, 10.3% higher than in 2Q09.

*Same-store concept’ – includes only those stores that have been operational for at least 12 months, therefore excluding the Ponto Frio stores.

	2Q10	2Q10			1H10	1H10
	consolidated	C omparable Basis	2Q09	% Chg.	consolidated	Comparable	1H09	% Chg.
			consolidated			Basis	consolidated
	( inc. Ponto Frio )	(ex Ponto Frio)			( inc. Ponto Frio)
(R$ million)(1)						( ex Ponto Frio)
Gross Sales	7,815.4	6,287.3	5,641.3	11.5%	15,601.1	12,630.2	10,932.7	15.5%
Net Sales	6,977.9	5,641.9	5,006.9	12.7%	13,951.4	11,357.9	9,648.3	17.7%
Gross Profit	1,635.3	1,398.2	1,267.5	10.3%	3,307.1	2,804.7	2,443.7	14.8%
Gross Margin - %	23.4%	24.8%	25.3%	-50 bps(2)	23.7%	24.7%	25.3%	-60 bps (2)
Total Operating Expenses	1,240.4	1,038.4	922.3	12.6%	2,501.8	2,067.7	1,786.2	15.8%
% of Net Sales	17.8%	18.4%	18.4%	0 bps(2)	17.9%	18.2%	18.5%	-30 bps (2)
EBITDA	394.9	359.7	345.1	4.2%	805.3	737.0	657.4	12.1%
EBITDA Margin - %	5.7%	6.4%	6.9%	-50 bps(2)	5.8%	6.5%	6.8%	-30 bps (2)
Income before Income Tax	81.9	92.6	182.8	-49.3%	262.9	286.7	318.1	-9.9%
Net Income	62.3	82.5	131.7	-37.4%	188.5	212.4	226.6	-6.3%
Net Margin - %	0.9%	1.5%	2.6%	-110 bps(2)	1.4%	1.9%	2.4%	-50 bps (2)
(1) Totals may not tally as the figures are rounded off
(2) basis points

Operating Performance

The numbers related to Grupo Pão de Açúcar’s operating and financial performance commented on below are presented: (i) on a consolidated basis, which includes the full operating and financial results of Sendas Distribuidora (a joint venture with the Sendas chain in Rio de Janeiro), Assaí (Rede Atacadista Assaí) and, as of the third quarter of 2009, Globex Utilidades S.A. (Ponto Frio); and (ii) on a comparable basis, which entirely excludes the operating and financial results of Globex Utilidades S.A. (Ponto Frio).

On December 4, 2009, Grupo Pão de Açúcar and Casas Bahia entered into a Joint Venture Agreement which established the terms and conditions governing the association between Globex and Casas Bahia. On February 3, 2010, GPA and Casas Bahia informed their shareholders and the market in general of the main terms of the Provisional Transaction Reversal Agreement (APRO), entered into with CADE, the Brazilian antitrust authority. On April 13, 2010, GPA and Globex published a Material Fact announcing that Casas Bahia and its partners had manifested their intention of reviewing the association that was the object of the Joint Venture Agreement.

On July 1, 2010, GPA and Globex executed an addendum to the Joint Venture Agreement, announced in a Material Fact on July 2, 2010. This addendum altered certain conditions of the association between Globex and Casas Bahia, guaranteeing the implementation of the transaction.

In July, 2010, GPA’s new organizational structure was implemented, with the adoption of a new integrated business management model. With the adoption of the new model, GPA seeks to evolve from a retail food company into a Multibusiness Conglomerate, which adheres to the group strategy, has a regional approach and seeks to capture synergies.

Sales Performance
Gross sales grew by 11.5% in the quarter

	2Q10 Consolidated ( inc. Ponto Frio)	2Q10 Comparable Basis ( ex Ponto Frio)	2Q09 Consolidated	% Chg.	1H10 Consolidated ( inc. Ponto Frio)	1H10 Comparable Basis (ex Ponto Frio)	1H09 consolidated	% Chg.

(R$ million)(1)
Gross Sales	7,815.4	6,287.3	5,641.3	11.5%	15,601.1	12,630.2	10,932.7	15.5%
Net Sales	6,977.9	5,641.9	5,006.9	12.7%	13,951.4	11,357.9	9,648.3	17.7%
(1) Totals may not tally as the figures are rounded off

[Comparable-basis comments – excluding Globex]

In the second quarter of 2010, Grupo Pão de Açúcar’s gross sales increased by 11.5% over the same period last year to R$6,287.3 million, while net sales climbed by 12.7% to R$5,641.9 million.

In same-store terms (i.e. stores that have been operational for at least 12 months, therefore excluding the Ponto Frio stores), gross sales grew by 9.9%(1), giving real growth of 4.6% when deflated by the IPCA consumer price index(2). This performance was adversely impacted by the seasonal effect of the Easter holiday in April and substantial gross same-store sales growth of 13.2% in 2Q09. Net sales recorded nominal growth of 11.3%.

Also on a same-store basis, gross food sales grew by 7.9% in the period, with beverages and perishables doing particularly well. Non-food sales climbed by 16.2%, led by the electronics/household appliance category, which was boosted by the World Cup, as well as the drugstore and textile categories, which recorded higher increases than the non-food average.

The Group’s best-performing formats were Extra Supermercados, Extra Eletro and Assaí, which posted sales growth above the Group's average.

In the first half, Grupo Pão de Açúcar reported gross sales of R$12,630.2 million and net sales of R$11,357.9 million, 15.5% and 17.7% up, respectively, on the first six months of 2009.

In same-store terms, gross sales climbed by 12.4%, giving real growth of 7.0% when deflated by the IPCA(2), while net sales recorded nominal growth of 14.6%. Sales of food and non-food products increased by 10.6% and 17.8%, respectively.

[Consolidated comments – including Globex]

In the second quarter, Grupo Pão de Açúcar’s consolidated gross sales grew by 38.5% year-on-year to R$7,815.4 million, while net sales moved up by 39.4% to R$6,977.9 million.

Globex’s gross sales, including e-commerce operations, climbed by 55.8% over 2Q09 to R$1,528.2 million, while net sales increased by 71.6% to R$1,336.0 million. In same-store terms(3), gross sales grew by 54.6%, driven by Mother’s Day and the World Cup.

The Group’s gross e-commerce sales (Pontofrio.com.br and Extra.com.br) recorded period growth of 45.4% in the quarter.

In the first half, Grupo Pão de Açúcar recorded consolidated gross sales of R$15,601.1 million and net sales of R$13,951.4 million, 42.7% and 44.6% up, respectively, on the same period last year.

Globex’s gross sales climbed by 52.8% over 1H09 to R$2,970.9 million, while net sales increased by 69.5% to R$2,593.5 million. In same-store terms(3), Globex’s gross sales increased by 51.5%. Gross e-commerce sales (Pontofrio.com.br and Extra.com.br) posted period growth of 57.4%.

(1)	Note that as of 2Q10, the sales of Extra.com.br were consolidated into Globex's operations. However, for same-store comparative purposes, these sales are still reflected in GPA's figures.

(2)	Like ABRAS (the Brazilian Supermarket Association), the Company has adopted the IPCA consumer price Index as its inflation indicator, since it gives a more accurate reflection of the Company’s product and brand mix.

(3)	Ponto Frio’s same-store concept includes physical and electronic/wholesale sales.

Gross Profit
Growth of 10.3% in the quarter on a comparable basis

	2Q10 Consolidated ( inc Ponto Frio)	2Q10 Comparable Basis ( ex Ponto Frio)	2Q09 Consolidated	% Chg.	1H10 Consolidated ( inc Ponto Frio)	1H10 Comparable Basis ( ex Ponto Frio)	1H09 consolidated	% Chg.

(R$ million)(1)
Gross Profit	1,635.3	1,398.2	1,267.5	10.3%	3,307.1	2,804.7	2,443.7	14.8%
Gross Margin - %	23.4%	24.8%	25.3%	-50 bps(2)	23.7%	24.7%	25.3%	-60 bps (2)
(1) Totals may not tally as the figures are rounded off
(2) basis points

[Comparable-basis comments – excluding Globex]

In the second quarter, gross profit totaled R$1,398.2 million, 10.3% up year-on-year, accompanied by a gross margin of 24.8%, down by 50 bps over 2Q09 but an improvement over the 24.6% recorded in the 1Q10. The main factors contributing to the year-on-year reduction were:

(i)	the increased share of Assaí in the Group’s sales, which had a negative impact of 40 bps, partially offset by higher gross profit in absolute terms (cash margin);
(ii)	the expansion of the ICMS tax substitution regime, which had a negative impact of 20 bps.

These impacts were also partially offset in the amount of 10 bps by more advantageous negotiations with suppliers and a more profitable product mix.

In the first half, gross profit amounted to R$2,804.7 million, 14.8% up on the same period last year, accompanied by a gross margin of 24.7%, 60 bps less than the 25.3% recorded in 1H09, chiefly due to the change in the ICMS tax substitution regime, which accounted for 50 bps.

[Consolidated comments – including Globex]

In the second quarter, consolidated gross profit came to R$1,635.3 million, with a margin of 23.4%.

The reduction over the comparable-basis gross margin was primarily due to the higher share of electronics/household appliances in the Group’s total sales. These items have lower margins than food products.

In the first half, gross profit totaled R$3,307.1 million, a 35.3% improvement over the first six months of 2009, while the gross margin stood at 23.7%.

Total Operating Expenses

Operating expenses remained stable in the quarter,
accounting for 18.4% of net sales

	2Q10 Consolidated ( inc Ponto Frio)	2Q10 Comparable Basis (ex Ponto Frio)	2Q09 Consolidated	% Chg.	1H10 Consolidated ( inc Ponto Frio)	1H10 Comparable Basis (ex Ponto Frio)	1H09 consolidated (3)	% C hg.

(R$ million)(1)
Selling Expenses	1,080.0	884.0	783.3	12.9%	2,117.3	1,738.7	1,512.3	15.0%
Gen. Adm. Exp.	160.4	154.4	139.0	11.0%	384.5	329.0	273.9	20.1%
Total Operating Expenses	1,240.4	1,038.4	922.3	12.6%	2,501.8	2,067.7	1,786.2	15.8%
% of Net Sales	17.8%	18.4%	18.4%	0 bps(2)	17.9%	18.2%	18.5%	-30 bps (2)
(1) Totals may not tally as the figures are rounded off
(2) basis points
(3) Reclassification in Selling, General and Administrative Expenses in 2009

* Reclassification in Selling, General and Administrative Expenses in 2009 for better comparison purposes.

In the second quarter, total operating expenses (including selling, general and administrative expenses) increased by 12.6% year-on-year to R$1,038.4 million, chiefly due to two factors: (i) the opening of 62 stores in the last 12 months; and (ii) higher expenses with advertising, marketing and IT. As a percentage of net sales, operating expenses remained flat at 18.4% the same on 2Q09.

In the first half, total operating expenses totaled R$2,067.7 million, 15.8% more than in 1H09, and represented 18.2% of net sales, 30 bps down on the same period last year.

[Consolidated comments – including Globex]

In the second quarter, operating expenses amounted to R$1,240.4 million, equivalent to 17.8% of net sales.

In the first half, total operating expenses stood at R$2,501.8 million, equivalent to 17.9% of net sales.

EBITDA
Growth of 4.2% in the quarter on a comparable basis

EBITDA
	2Q10 Consolidated (inc Ponto Frio )	2Q10 Comparable Basis (ex Ponto Frio)	2Q09 Consolidated	% C hg.	1H10 Consolid ated (inc Ponto Frio)	1H10 Comparable Basis (ex Ponto Frio)	1H09 consolidated	% Chg.
(R$ million)(1)
EBITDA	394.9	359.7	345.1	4.2%	805.3	737.0	657.4	12.1%
EBITDA Margin - %	5.7%	6.4%	6.9%	-50 bps(2)	5.8%	6.5%	6.8%	-30 bps (2)
(1) Totals may not tally as the figures are rounded off
(2) basis points

[Comparable-basis comments - excluding Globex]

In the second-quarter, EBITDA totaled R$359.7 million in absolute terms, 4.2% up year-on-year, while the EBITDA margin stood at 6.4%, down by 50 bps in comparison with 2Q09 due to the same factors that negatively impacted the gross margin and total operating expenses.

In the first half, EBITDA came to R$737.0 million, 12.1% more than the same period last year, while the EBITDA margin narrowed from 6.8%, in 1H09, to 6.5%.

[Consolidated comments – including Globex]

In the second quarter, consolidated EBITDA stood at R$394.9 million, 14.4% up on 2Q09, with a margin of 5.7%. Globex’s margin stood at 2.6%, identical to the 1Q10 figure.

In the first half, EBITDA amounted to R$805.3 million, with a margin of 5.8%.

Net Financial Result
Growth of 50.2% in the quarter on a comparable basis

(R$ million)(1)	2Q10 Consolidated ( inc Ponto Frio)	2Q10 Comparable Basis (ex Ponto Frio)	2Q09 Consolidated	% Chg.	1H10 Consolidated ( inc Ponto Frio)	1H10 Comparable Basis (ex Ponto Frio)	1H09 consolidated	% Chg.
Financ. Revenue	70.0	67.4	55.0	22.6%	144.3	137.0	121.0	13.2%
Financ. Expenses	(239.0)	(159.2)	(116.1)	37.1%	(417.8)	(306.2)	(253.3)	20.9%
Net Financial Income	(169.0)	(91.8)	(61.1)	50.2%	(273.5)	(169.2)	(132.3)	27.9%
(1) Totals may not tally as the figures are rounded off

[Comparable-basis comments – excluding Globex]

In the second quarter, financial revenue grew by 22.6% over 2Q09 thanks to the higher average cash position, while financial expenses moved up from 37.1% to R$159.2 million, due to: (i) the period R$12.6 million increase in the average gross debt; (ii) the mark-to-market effect of financial instruments in the amount of R$9.7 million; and (iii) the monetary restatement of tax installment payments totaling R$8.4 million. Consequently, the net financial result was an expense of R$91.8 million, 50.2% higher than in 2Q09.

The Group’s capital structure remains solid, with stable cash flow, although net debt has increased, leading to a net debt/EBITDA ratio of 0.97x.

[Consolidated comments – including Globex]

In the second quarter, the consolidated net financial result was an expense of R$169.0 million. The net debt/EBITDA ratio stood at 1.1x, due to Globex’s limited contribution to the Group’s total EBITDA.

Equity Income
FIC’s result came to R$14.6 million in the quarter

With the incorporation of Banco Investcred (Financeira Globex) by FIC (Financeira Itaú CBD) on October 1, 2009 and given their respective shareholders’ equities, GPA now retains a 36% interest in FIC, excluding Globex, while Globex retains a 14% stake. The Group’s consolidated interest in FIC remains at 50%.

In the second quarter, FIC, including Globex’s operations, accounted for 15.0% of total sales, closing the period with 7.4 million clients and a receivables portfolio of R$3.1 billion. Default remained under control, thanks to a rigorous credit-granting policy and the acceptance of the Ponto Frio Flex Card in GPA stores and vice-versa.

As a result, FIC’s equity income was R$14.6 million, a hefty 332.3% more than the same period a year earlier. Of this total, R$10.7 million went to Grupo Pão de Açúcar and R$4.0 million to Globex.

In the first half, equity income’s results, including Globex’s, totaled R$24.2 million, of which R$16.9 million went to Grupo Pão de Açúcar and R$7.3 million to Globex. Note that FIC’s results on a comparable basis, thus excluding Globex, more than doubled over the same period in 2009, thanks to several competitive initiatives, including exclusive benefits, advantages and promotional campaigns for FIC card holders.

Net Income
Adjusted net income totaled R$127.0 million in 2Q10 on a comparable basis

(R$ million)(1)	2Q10 Consolidated ( inc Ponto Frio)	2Q10 Comparable Basis (ex Ponto Frio)	2Q09 Consolidated	% Chg.	1H10 Consolidated ( inc Ponto Frio)	1H10 Comparable Basis (ex Ponto Frio)	1H09 consolidated	% Chg.
Net Income	62.3	82.5	131.7	-37.4%	188.5	212.4	226.6	-6.3%
Net Margin - %	0.9%	1.5%	2.6%	-110 bps(2)	1.4%	1.9%	2.4%	-50 bps (2)
Tax Installments	64.5	70.1	-	-	64.5	70.1	-	-
Income Tax	(6.2)	(8.1)	-	-	(6.2)	(8.1)	-	-
Minority Interest	(17.5)	(17.5)	-	-	(17.5)	(17.5)	-	-
Adjusted Net Income	103.1	127.0	131.7	-3.6%	229.3	256.9	226.6	13.4%
Adjusted Net Margin - %	1.5%	2.3%	2.6%	-30 bps(2)	1.6%	2.3%	2.4%	-10 bps (2)
(1) Totals may not tally as the figures are rounded off

[Comparable-basis comments – excluding Globex]

In the second quarter, net income came to R$82.5 million, 37.4% down on the same period last year, with a net margin of 1.5%, jeopardized by the non-recurring impact of adherence to the tax installment payment program. Net of income tax and minority interests, this came to R$44.5 million (R$70.1 million gross). Excluding this amount, adjusted net income stood at R$127.0 million, 3.6% less than in 2Q09.

In the first half, net income totaled R$212.4 million, equivalent to 1.9% of net sales. Excluding the above-mentioned effect, adjusted net income came to R$256.9 million, 13.4% up year-on-year.

[Consolidated comments – including Globex]

In the second quarter, consolidated net income stood at R$62.3 million, accompanied by a net margin of 0.9%, impacted by the non-recurring installment payment of tax debts. This amount, net of income tax and minority interest, comes to R$40.8 million, giving an adjusted net income of R$103.1 million and a net margin of 1.5%.

In the first half, consolidated net income came to R$188.5 million, equivalent to 1.4% of net sales. Excluding the effects mentioned above, adjusted net income stood at R$229.3 million, with a margin of 1.6%.

Assaí Atacadista
EBITDA margin widened by 50 bps in the quarter

In the second quarter, Assaí recorded gross sales of R$742.5 million, including the stores in São Paulo, Ceará, Rio de Janeiro, Pernambuco and Tocantins, 47.1% up on 2Q09, fueled by the opening of new stores and the conversion of existing ones in the last 12 months and the format’s improved operating result. Net sales climbed by 46.7% to R$668.0 million.

Gross profit totaled R$103.3 million, with a margin of 15.5%, same level as in 2Q09. Total operating expenses came to R$80.5 million, 40.3% up on 2Q09, but still less than the 47.1% upturn in net sales in the same period. As a percentage of net sales, total operating expenses fell from 12.6% in 2Q09 to 12.1%, due to stringent control over expenses and synergy gains with Grupo Pão De Açúcar, enabling the Company to reinvest in price competitiveness without jeopardizing profit margins.

EBITDA amounted to R$22.8 million, with a margin of 3.4%, up by 50 bps, thanks to substantial sales growth, more advantageous negotiations with suppliers and the rationalization of expenses.

In the first half, Assaí posted gross sales of R$1,412.4 million and net sales of R$1,276.7 million, 49.4% and 50.6% up, respectively, on 1H09.

Gross profit totaled R$181.7 million, with a margin of 14.2%, down 40 bps on 1H09. Total operating expenses amounted to R$142.9 million, representing 11.2% of net sales.

EBITDA came to R$38.8 million, 216.7% up year-on-year, with an EBITDA margin of 3.0%, an improvement of 160 bps over the same period in the previous year.

Globex Utilidades S.A.
In same-store terms, gross sales increased by 54.6%

In the second quarter of 2010, gross sales climbed by 55.8% over 2Q09 to R$1,528.2 million, while net sales came to R$1,336.0 million, up by 71.6%.

Gross profit totaled R$237.2 million, 80.5% up on the same period last year, with a gross margin of 17.8%, a 90 bps improvement, chiefly due to more advantageous negotiations with suppliers and the incorporation of a more profitable mix, reflecting the measures introduced in the first quarter and which continued to generate positive results in the second.

Total operating expenses (including selling, general and administrative expenses) fell by 35.6% year-on-year to R$202.0 million. Excluding non-recurring effects occurred in 2Q09, amounting to R$97.0 million, total operating expenses would have come to R$216.8 million in 2Q09, R$14.8 million higher than 2Q10. In percentage-of-net-sales terms, however, there was a 1270 bps improvement over 2Q09.

EBITDA was a positive R$35.2 million, with a margin of 2.6%, versus a negative R$182.4 million posted in 2Q09.

The net financial result was a negative R$77.2 million, versus a negative R$25.4 million in 2Q09, impacted chiefly by: (i) the increased share of non-interest-bearing installment sales, leading to an upturn in the volume of discounted receivables in relation to 2Q09; (ii) the higher debt due to new working capital funding; and (iii) changes in the criterion for booking the cost of new discounted receivables, which are now recognized in the same month as the discount, given that the Company is no longer subject to the risk that these credits may not be realized.

Equity income, considering Globex’s 14% interest in FIC and 50% interest in the remaining equity of BINV, came to R$4.0 million, thanks to rigorous credit granting criteria and the acceptance of Ponto Frio cards in Grupo Pão de Açúcar stores and vice-versa. It is also worth mentioning several competitive initiatives, such as exclusive benefits, advantages and promotional campaigns for FIC card users.

Net income totaled R$36.0 million, a R$318.7 million improvement over the loss recorded in 2Q09.

Excluding the non-recurring items in 2Q10 related to: (i) the reversal of provisions constituted due to the adherence to state and municipal tax repayment installment plans; and, chiefly, (iii) the amount arising from the “First Addendum to the Joint Venture Agreement” between Globex, CBD and Casas Bahia, which granted Globex the right to indemnification by CBD of certain recognized contingencies owed by Globex as of June 30, 2010, the result would be impacted in R$59.9 million, net of taxes, which would bring to a negative R$23.9 million in 2Q10, versus a negative R$94.0 million in 2Q09, also adjusted for non-recurring items, and an improvement of R$70.1 million.

In the first half, gross sales totaled R$2,970.9 million, 52.8% up on the same period last year, while net sales grew by 69.5% to R$2,593.5 million. In same-store terms, gross sales increased by 51.5% over 1H09. Gross profit climbed by 77.1% year-on-year, while the gross margin widened by 80 bps.

Total operating expenses amounted to R$434.1 million, 12.0% down on 1H09 and equivalent to 16.7% of net sales, versus 32.3% in the same period last year.

Excluding non-recurring items totaling R$97.0 million in 1H09, these expenses would come to R$396.4 million in 1H09, an increase of R$37.7 million in absolute terms and a reduction of 920 bps in percentage-of-net-revenue terms in 1H10 thanks to improved expense management and controls in this semester.

EBITDA came to R$68.3 million, with a margin of 2.6%, versus the negative R$209.7 million posted in 1H09.

The net financial result totaled R$104.3 million, R$68.9 million up year-on-year in absolute terms.

Equity income amounted to R$7.3 million.

Net income came to R$32.3 million, versus the R$318.2 million loss recorded in 1H09. Excluding non-recurring effects, Globex would have declared a net loss of R$27.6 million in 1H10, versus a loss of R$129.5 million in 1H09, an improvement of R$101.9 million.

Investments
The Group invested R$182.4 million in 2Q10

[Consolidated comments – including Globex]

Grupo Pão de Açúcar invested a total of R$182.4 million in 2Q10, versus R$113.8 million in 2Q09.

In the second quarter, the Group opened 13 new stores: 1 Assaí store in Ceará state, 2 Ponto Frio stores in Santa Catarina state and the Federal District and 10 stores in São Paulo (1 Pão de Açúcar, 1 Extra Hipermercado and 8 Extra Fácil). In addition, 2 CompreBem stores were converted into the Extra Supermercado format in São Paulo.

The main quarterly investments were:

  R$46.7 million in the opening and construction of new stores and the acquisition of strategic sites;

  R$84.2 million in store renovations and conversions;

  R$51.5 million in infrastructure (technology and logistics) and others.

In the first half, the Group invested R$389.4 million, 81.9% more than in 1H09 and in line with the Group’s strategy.

Dividend Payments
R$19.6 million to be paid as dividends in the quarter

On July 27, 2010, the Board of Directors approved the prepayment of interim dividends of R$0.08 per class A preferred share and R$ 0.0727272 per common share according to anticipation on intermediate dividends. 2Q10 dividends will total R$19.6 million, in accordance with the Company’s Dividend Payment Policy, approved by the Board of Directors’ Meeting of August 3, 2009.

As for the fourth quarter, after the end of the fiscal year and the approval of the corresponding financial statements, the Company will pay shareholders the minimum mandatory dividends, calculated in accordance with Corporate Law, less the amounts prepaid throughout 2010.

Dividends in relation to the second quarter of 2010 will be paid on August 17, 2010. Shareholders registered as such on August 03, 2010 will be entitled to receive the payment. As of August 4, 2010, shares will be traded ex-dividends until the payment date.

The following information has not been reviewed by the independent auditors.

Consolidated Income Statement Based on Law 11,638/07 (R$ thousand)
As Reported

	Quarter				Year
	2Q10 Consolidated (inc Ponto Frio)	2Q10 Comparable Basis (ex Ponto Frio)	2Q09 Consolidated(1)%		1H10 Consolidated (inc Ponto Frio)	1H10 Comparable Basis (ex Ponto Frio)	1H09 Consolidated(1)%
Gross Sales Revenue	7,815,440	6,287,262	5,641,347	11.5%	15,601,091	12,630,229	10,932,663	15.5%
Net Sales Revenue	6,977,883	5,641,866	5,006,852	12.7%	13,951,398	11,357,910	9,648,296	17.7%
Cost of Goods Sold	(5,342,539)	(4,243,706)	(3,739,381)	13.5%	(10,644,276)	(8,553,221)	(7,204,631)	18.7%
Gross Profit	1,635,344	1,398,160	1,267,471	10.3%	3,307,121	2,804,688	2,443,665	14.8%
Selling Expenses	(1,080,020)	(884,046)	(783,303)	12.9%	(2,117,328)	(1,738,731)	(1,512,292)	15.0%
General and Administrative Expenses	(160,412)	(154,388)	(139,047)	11.0%	(384,502)	(328,985)	(273,945)	20.1%
Total Operating Expenses	(1,240,432)	(1,038,434)	(922,350)	12.6%	(2,501,830)	(2,067,716)	(1,786,237)	15.8%
Earnings before interest, taxes,
depreciation, amortization-EBITDA	394,913	359,727	345,122	4.2%	805,291	736,972	657,429	12.1%
Depreciation	(127,493)	(114,321)	(104,205)	9.7%	(252,636)	(226,002)	(213,515)	5.8%
Earnings before interest and taxes
- EBIT	267,420	245,406	240,917	1.9%	552,655	510,970	443,914	15.1%
Financial Revenue	69,970	67,386	54,984	22.6%	144,340	137,019	120,996	13.2%
Financial Expenses	(238,959)	(159,153)	(116,067)	37.1%	(417,800)	(306,198)	(253,269)	20.9%
Net Financial Revenue (Expense)	(168,989)	(91,767)	(61,083)	50.2%	(273,460)	(169,179)	(132,273)	27.9%
Equity Income	14,621	10,664	3,382	215.3%	24,249	16,945	7,296	132.3%
Result from Permanent Assets	2,678	(1,594)	(419)	280.4%	2,337	(1,935)	(787)	145.8%
Nonrecurring Result	(70,095)	(70,095)	-		(70,095)	(70,095)	-
Other Operating Revenue (Expenses)	36,243	-	-		27,164	-	-
Income Before Income Tax	81,878	92,614	182,797	-49.3%	262,851	286,706	318,150	-9.9%
Income Tax	(35,834)	(27,074)	(51,513)	-47.4%	(80,701)	(81,359)	(86,775)	-6.2%
Income Before Minority Interest	46,045	65,540	131,284	-50.1%	182,149	205,347	231,375	-11.2%
Minority Interest	24,155	24,846	3,570		21,543	22,234	2,784
Income Before Profit Sharing	70,200	90,386	134,854	-33.0%	203,693	227,581	234,159	-2.8%
Employees' Profit Sharing	(7,906)	(7,906)	(3,123)	153.1%	(15,199)	(15,199)	(7,572)	100.7%
Net Income	62,294	82,481	131,731	-37.4%	188,494	212,382	226,587	-6.3%
Net Income per share	0.2422	0.6182	0.5555		0.7328	1.5919	0.9554
# of shares ('000) - ex shares in treasury	257,221	133,416	237,157		257,221	133,416	237,157

% of Net Sales	2Q10	2Q10	2Q09		1H10	1H10	1H09
Gross Profit	23.4%	24.8%	25.3%		23.7%	24.7%	25.3%
Selling Expenses	-15.5%	-15.7%	-15.6%		-15.2%	-15.3%	-15.7%
General and Administrative Expenses	-2.3%	-2.7%	-2.8%		-2.8%	-2.9%	-2.8%
Total Operating Expenses	-17.8%	-18.4%	-18.4%		-17.9%	-18.2%	-18.5%
EBITDA	5.7%	6.4%	6.9%		5.8%	6.5%	6.8%
Depreciation	-1.8%	-2.0%	-2.1%		-1.8%	-2.0%	-2.2%
EBIT	3.8%	4.4%	4.8%		4.0%	4.5%	4.6%
Net Financial Income (Expenses)	-2.4%	-1.6%	-1.2%		-2.0%	-1.5%	-1.4%
Result from Permanent Assets	0.0%	0.0%	0.0%		0.0%	0.0%	0.0%
Other Operating Revenue (Expenses)	-1.0%	-1.2%	0.0%		-0.5%	-0.6%	0.0%
Income Before Income Tax	1.2%	1.6%	3.7%		1.9%	2.5%	3.3%
Income Tax	-0.5%	-0.5%	-1.0%		-0.6%	-0.7%	-0.9%
Minority Interest/Employees' Profit Sharing	0.2%	0.3%	0.0%		0.1%	0.1%	-0.1%
Net Income	0.9%	1.5%	2.6%		1.4%	1.9%	2.4%

(1)	Reclassification in Selling, General and Administrative Expenses in 2009

Consolidated Balance Sheet Based on Law 11,638/07 (R$ thousand)

	June 30		March 31
	2010	2009	2010
ASSETS	( inc Ponto Frio)	(ex Ponto Frio)	( ex Ponto Frio)
Current Assets	8,278,070	6,809,590	6,920,666
Cash and banks	226,538	201,886	174,105
Marketable Securities	1,541,662	1,507,958	1,530,745
Accounts Receivable	827,936	674,256	662,023
Credit Sales with post-dated checks	7,192	7,192	10,064
Credit Cards	643,479	540,935	532,618
Sales Vouchers	28,968	28,968	28,881
Others	166,112	104,318	98,299
Allowance for Doubtful Accounts	(17,815)	(7,157)	(7,839)
Resulting from Commercial Agreements	255,360	255,360	341,778
Accounts Receivables (FIDC)	1,151,649	1,151,649	1,187,674
Inventories	2,816,066	2,084,975	2,188,989
Recoverable Taxes	705,113	450,128	357,774
Deferred Income Tax and Social Contribution	196,541	165,294	204,444
Related Parties	24,456	-	-
Other Accounts Receivable	136,253
Prepaid Expenses	229,594	182,593	168,208
Others	166,904	135,492	104,927

Noncurrent Assets	9,648,124	9,472,871	9,272,409
Long-Term Assets	2,519,192	1,981,325	1,910,004
Trade Accounts Receivable	442,527	442,527	428,317
Recoverable Taxes	191,553	116,022	137,906
Deferred Income Tax and Social Contribution	1,106,956	608,444	600,421
Amounts Receivable from Related Parties	270,156	414,169	356,161
Judicial Deposits	472,628	383,001	367,314
Expenses in Advance and Others	35,371	17,162	19,885
Investments	237,643	830,298	783,133
Property and Equipment	5,437,575	5,260,968	5,173,585
Intangible Assets	1,453,715	1,400,280	1,405,688

TOTAL ASSETS	17,926,195	16,282,460	16,193,075

	June 30		March 31
	2010	2009	2009
LIABILITIES	( inc Ponto Frio)	( ex Ponto Frio)	( ex Ponto Frio )
Current Liabilities	5,856,276	4,599,030	4,660,689
Suppliers	3,263,749	2,397,250	2,650,998
Loans and Financing	810,444	749,635	780,847
Debentures	502,964	502,964	262,358
Payroll and Related Charges	364,994	269,003	217,042
Taxes and Social Contribution Payable	282,533	207,618	191,786
Dividends Proposed	3,349	1,674	94,487
Financing for Purchase of Fixed Assets	14,212	14,212	14,212
Rents	47,913	47,913	45,144
Recallable Fund Quotas (FIDC)	-	-	-
Acquisition of Companies	174,832	174,832	171,944
Debt with Related Parties	37,086	14,061	14,695
Advertisement	45,825	45,825	25,538
Provision fo Restructuring	124,197	-	-
Others	184,176	174,041	191,638

Long-Term Liabilities	5,226,007	4,844,625	4,746,108
Loans and Financing	1,272,566	987,134	864,085
Recallable Fund Quotas (FIDC)	1,126,675	1,126,675	1,100,607
Debentures	1,035,695	1,035,695	1,238,702
Tax Installments	1,294,751	1,249,965	1,232,631
Provision for Contingencies	284,237	170,640	156,933
Debt with Related Parties	137,455	85,139	-
Advanced Revenue	13,331	-	-
Others	61,297	189,377	153,150

Minority Interest	68,561	63,455	85,784

Shareholders' Equity	6,775,350	6,775,350	6,700,494
Capital	5,573,438	5,573,438	5,378,062
Capital Reserves	441,782	441,782	519,902
Profit Reserves	760,129	760,129	802,530

TOTAL LIABILITIES	17,926,195	16,282,460	16,193,075

Consolidated Cash Flow - Based on Law 11,638/07 (R$ thousand)

	June 30
Cash Flow from Operating Activities	2010	2009
	( inc Ponto Frio)	( ex Ponto Frio)
Net Income for the Period	188,494	226,586
Adjustment to reconcile net income
Deferred Income Tax	75,666	65,491
Residual Value of Permanent Asset Disposals	(5,991)	(277)
Depreciation and Amortization	252,636	213,515
Interest and Monetary Variation	88,487	210,887
Equity Income Results	(24,249)	(7,296)
Provision for Contingencies	39,477	30,769
Provision for Fixed Assets Write-off and Losses	863	-
Provision for Amortization of Goodw ill
Compensation in Shares	13,272	10,475
Minoritary Interest	(21,543)	(2,784)
	607,112	747,366
(Increase) Decrease in Assets
Accounts Receivable	85,678	183,552
Inventories	10,215	(86,133)
Recoverable Taxes	(219,444)	34,722
Other Assets	(182,336)	(14,315)
Related Parties	(23,158)	5,857
Judicial Deposits	(39,839)	(18,832)
	(368,884)	104,851
(Increase) Decrease in Liabilities
Suppliers	(747,026)	(438,265)
Payroll and Related Charges	(63,324)	10,937
Income Tax and Social Contribution Payable	6,557	(48,500)
Other Accounts Payable	(15,301)	(58,068)
	(819,094)	(533,896)
Net Cash Flow Generated (Used) in Operating Activities
	(580,866)	318,321

	June 30
Net Cash from Investing activities	2010	2009
	( inc Ponto Frio)	(ex Ponto Frio)
Cash, net of Acquisitions	(28,546)	-
Acquisition of Companies	(971)	(15,623)
Acquisition of Capital at Subisidiaries	(427,365)	(187,383)
Acquisition of Property and Equipment	(22,654)	(31,440)
Increase in Intangible Assets	2,738	1,833
Sales of Property and Equipment
Net Cash Flow Generated (Used) in Investing Activities	(476,798)	(232,613)
Cash Flow from Financing Activities
Capital Increase	29,300	(9,571)
Increase of Minority Interest
Financing
Funding and Refinancing	880,341	235,035
Payments	(241,409)	(79,444)
Payment of Intereset	(74,893)	(66,661)
Payment of dividends	(111,675)	(65,334)
Net Cash Flow Generated (Used) in Financing Activities	481,664	14,025
Cash, Banks and Marketable Securities at beginning of the period	2,344,200	1,625,612
Cash, Banks and Marketable Securities at end of the period	1,768,200	1,725,345
Changes in cash and cash equivalent	(576,000)	99,733

Breakdown of Gross Sales by Format (R$ thousand)

1st Quarter	2010	%	2009	%	Chg.(%)
Pão de Açúcar	1,145,202	14.7%	976,579	18.5%	17.3%
Extra(1)	3,201,071	41.1%	2,646,573	50.0%	21.0%
CompreBem	708,936	9.1%	678,508	12.8%	4.5%
Extra Eletro	119,963	1.5%	96,895	1.8%	23.8%
Sendas(2)	494,183	6.3%	451,943	8.5%	9.3%
Assaí	673,612	8.7%	440,818	8.3%	52.8%
Ponto Frio(3)	1,442,684	18.5%
Grupo Pão de Açúcar	7,785,652	100.0%	5,291,316	100.0%	47.1%
GPA ex Ponto Frio	6,342,968	-	5,291,316	100.0%	19.9%

2nd Quarter	2010	%	2009	%	Chg.(%)
Pão de Açúcar	1,163,642	14.9%	1,051,236	18.6%	10.7%
Extra(1)(4)	3,110,821	39.8%	2,843,410	50.4%	9.4%
CompreBem	680,594	8.7%	695,904	12.3%	-2.2%
Extra Eletro	127,863	1.6%	104,017	1.8%	22.9%
Sendas(2)	456,881	5.8%	441,936	7.8%	3.4%
Assaí	747,461	9.6%	504,844	8.9%	48.1%
Ponto Frio(3)(4)	1,528,178	19.6%
Grupo Pão de Açúcar	7,815,440	100.0%	5,641,347	100.0%	38.5%
GPA ex Ponto Frio	6,287,261	-	5,641,347	100.0%	11.4%

1st Half	2010	%	2009	%	Chg.(%)
Pão de Açúcar	2,308,844	14.8%	2,027,815	18.5%	13.9%
Extra(1)(4)	6,311,891	40.5%	5,489,982	50.2%	15.0%
CompreBem	1,389,530	8.9%	1,374,412	12.6%	1.1%
Extra Eletro	247,827	1.6%	200,912	1.8%	23.4%
Sendas(2)	951,064	6.1%	893,880	8.2%	6.4%
Assaí	1,421,073	9.1%	945,662	8.6%	50.3%
Ponto Frio(3)(4)	2,970,862	19.0%
Grupo Pão de Açúcar	15,601,091	100.0%	10,932,663	100.0%	42.7%
GPA ex Ponto Frio	12,630,229	-	10,932,663	100.0%	15.5%

(1) Includes Extra Fácil and Extra Perto sales
(2) Sendas stores which are part of Sendas Distribuidora S/A
(3) Ponto Frio sales as of 3Q09
(4) As of 2Q10, Extra.com.br sales are included in Globex operations

Breakdown of Net Sales by Format (R$ thousand)

1st Quarter	2010	%	2009	%	Chg.(%)
Pão de Açúcar	1,035,285	14.8%	863,537	18.6%	19.9%
Extra(1)	2,863,267	41.1%	2,299,452	49.5%	24.5%
CompreBem	656,835	9.4%	608,547	13.1%	7.9%
Extra Eletro	111,032	1.6%	76,711	1.7%	44.7%
Sendas(3)	437,602	6.3%	400,786	8.6%	9.2%
Assaí	612,023	8.8%	392,411	8.5%	56.0%
Ponto Frio(3)	1,257,471	18.0%
Grupo Pão de Açúcar	6,973,515	100.0%	4,641,444	100.0%	50.2%
GPA ex Ponto Frio	5,716,044	-	4,641,444	100.0%	23.2%

2nd Quarter	2010	%	2009	%	Chg.(%)
Pão de Açúcar	1,047,451	15.0%	941,881	18.8%	11.2%
Extra (1) (4)	2,773,193	39.7%	2,501,232	50.0%	10.9%
CompreBem	629,360	9.0%	635,971	12.7%	-1.0%
Extra Eletro	118,190	1.7%	86,886	1.7%	36.0%
Sendas (2)	401,096	5.7%	385,401	7.7%	4.1%
Assaí	672,576	9.6%	455,482	9.1%	47.7%
Ponto Frio (3) (4)	1,336,017	19.1%
Grupo Pão de Açúcar	6,977,882	100.0%	5,006,852	100.0%	39.4%
GPA ex Ponto Frio	5,641,865	-	5,006,852	100.0%	12.7%

1st Half	2010	%	2009	%	Chg.(%)
Pão de Açúcar	2,082,736	14.9%	1,805,418	18.7%	15.4%
Extra(1) (4)	5,636,460	40.4%	4,800,684	49.8%	17.4%
CompreBem	1,286,195	9.2%	1,244,518	12.9%	3.3%
Extra Eletro	229,222	1.6%	163,597	1.7%	40.1%
Sendas (2)	838,698	6.0%	786,187	8.1%	6.7%
Assaí	1,284,598	9.2%	847,893	8.8%	51.5%
Ponto Frio(3) (4)	2,593,488	18.6%
Grupo Pão de Açúcar	13,951,397	100.0%	9,648,296	100.0%	44.6%
GPA ex Ponto Frio	11,357,909	-	9,648,296	100.0%	17.7%

(1) Includes Extra Fácil and Extra Perto sales
(2) Sendas stores which are part of Sendas Distribuidora S/A
(3) Ponto Frio sales as of 3Q09
(4) As of 2Q10, Extra.com.br sales are included in Globex operations

Sales Breakdown (% of Net Sales)

	2010			2009
	2nd Quarter Consolidated ( inc Globex)	2nd Quarter comparable basis	1st Half Consolidated (inc Globex)	1st Half comparable basis	2nd Quarter Consolidated ( inc Globex)	1st Half comparable basis
Cash	46.0%	49.5%	46.3%	49.5%	48.6%	49.2%
Credit Card	47.0%	42.5%	46.3%	42.2%	42.4%	41.4%
Food Voucher	6.2%	7.7%	6.5%	8.0%	7.9%	8.2%
Credit	0.7%	0.3%	0.8%	0.3%	1.0%	1.1%
Post-dated Checks	0.2%	0.3%	0.2%	0.3%	1.0%	1.0%
Installment Sales	0.5%	0.0%	0.5%	0.0%	0.0%	0.1%

Stores Openings / Closings / Conversions per Format

	Pão de	Extra	Extra-			Extra	Extra		Ponto	Grupo Pão	Sales	Number of
	Açúcar	Hiper	Eletro	Compre Bem	Sendas	Super	Fácil	Assaí	Frio	de Açúcar	Area (m2)	Employees
06/30/2009	144	101	47	163	71	5	40	32	0	603	1,362,415	69,978
12/31/2009	145	103	47	157	68	13	52	40	455	1,080	1,744,653	85,244
03/31/2010	145	104	47	155	67	13	61	42	455	1,089	1,755,298	84,468
Opened	1	1					8	1	2	13
Closed										-
*Converted				-2		2				-
06/30/2010	146	105	47	153	67	15	69	43	457	1,102	1,767,133	87,489

2Q10 Results Conference Call
Wednesday, July 28, 2010

Conference Call in Portuguese with simultaneous translation into English:

10:30 a.m. - Brasília Time | 9:30 a.m. - New York time

Dial-in:  +1 (866) 890-2584 (US only)
               +55 (11) 2188-0188 (other countries) Code: GPA

A live webcast is available on the Company’s site: www.grupopaodeacucar.com.br/ir/gpa. The replay can be accessed after the end of the Call by dialing +55 (11) 2188-0188 – Code: GPA

Investor Relations

Daniela Sabbag	Adriana Tye Kasaishi Yoshikawa	Investor Relations
daniela.sabbag@grupopaodeacucar.com.br	adrianak@grupopaodeacucar.com.br	Telephone: +55 (11) 3886-0421
Fax: +55 (11) 3884-2677

Marcel Rodrigues da Silva	Juliana Palhares Mendes	E-mail: gpa.ri@grupopaodeacucar.com.br
marcel.rodrigues@grupopaodeacucar.com.br	juliana.mendes@grupopaodeacucar.com.br	Website: www.grupopaodeacucar.com.br/ir/gpa

Vinicius Lobo	Kate Tiemi Ueda Murano
vinicius.lobo@grupopaodeacucar.com.br	kate.murano@grupopaodeacucar.com.br

Statements contained in this release relating to the business outlook of the Group, projections of operating and financial results and relating to the growth potential of the Group, constitute mere forecasts and were based on the expectations of Management in relation to the future of the Group. These expectations are highly dependent on changes in the market, on Brazil’s general economic performance, on the industry and on international markets, and are therefore subject to change.

Grupo Pão de Açúcar operates 1,102 stores, 80 gas stations and 153 drugstores in 19 states and the Federal District. The Group’s multi-format structure comprises supermarkets (Pão de Açúcar, Extra Supermercado, CompreBem and Sendas), hypermarkets (Extra), electronics/household appliance stores (Ponto Frio and Extra Eletro), convenience stores (Extra Fácil), ‘atacarejo’ (wholesale/retail) (Assaí), and e-commerce operations (Extra.com.br, Pão de Açúcar Delivery and PontoFrio.com.br), gas stations and drugstores, as well as an extensive distribution network. Thanks to the recent association with Casas Bahia, the Group will add around 508 more points of sale and an e-commerce site (www.casasbahia.com.br). In 2009, the Group recorded gross sales of R$ 26.2 billion thanks to differentiated customer service and strong positioning in the country’s leading markets.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: July 28, 2010	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.